Exhibit 99.1

Good Morning –

We are pleased to share that we have just announced a definitive agreement to acquire Arcellx for $115 per share in cash at closing and one contingent value right of $5 per share, which represents an implied equity value of $7.8 billion payable at closing.  As a reminder, Gilead already owns ~11.5% of Arcellx outstanding common stock.  Full text of the release is included at the end of this email.

•	More than three years into our collaboration with Arcellx, we understand anito-cel and the multiple myeloma landscape very well. We believe anito-cel could be a best-in-class therapy for multiple myeloma.

•	Our BLA filing has been accepted by the FDA and we are close to potential commercial launch. The FDA regulatory decision is expected by December 23, 2026 for 4L+ relapsed or refractory (R/R) multiple myeloma (MM), and – in addition – the anito-cel program includes a pipeline that could establish a new standard of care across the ~$20B multiple myeloma opportunity.

•	The addition of anito-cel leverages Gilead and Kite’s established manufacturing leadership and commercial footprint in cell therapy, and positions us well to optimize the anito-cel commercial launch to ensure we reach patients who could benefit as quickly as possible.

•	With its differentiated clinical profile, we believe anito-cel could become the leading cell therapy in multiple myeloma, and this transaction would ensure that Gilead and Gilead’s shareholders are participating fully in the economics, with no profit-sharing, development, regulatory and commercial milestone payments, or royalties.

•	The addition of the D-Domain binder platform and Arcellx’s diverse libraries of proprietary target-binding domains with improved specificity and enhanced binding affinity further strengthen our broader cell therapy ambitions to be the leaders in next-generation and in vivo cell therapy across hematologic malignancies, solid tumors, and autoimmune indications.

•	The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in Q2 2026. Excluding the impact of transaction-related in-process R&D (IPR&D), the transaction is expected to be modestly dilutive to non-GAAP EPS in 2026 and 2027, and accretive thereafter.

Q. How large is the total market opportunity in multiple myeloma?

•	We believe anito-cel has the potential to be the market leader across lines of R/R MM, including 2-4L R/R MM and newly diagnosed multiple myeloma (NDMM), with a total opportunity of ~$20B.

Line of Therapy	Clinical Trial	Latest DisclosureStatus	Opportunity
4L+	iMMagine-1	o See above	~$3.5B for 4L+
2-4L	iMMagine-3	o Enrolling ahead of expectations FDA filing as early as 2027	~$12B for 2L+
Newly Diagnosed	GEM-AnitoFirst (Safety Lead-in)	o Initiated GEM-AnitoFIRST as safety lead-in for potential pivotal program	~$20B for 1L+

Q. How would this acquisition change the economics for Gilead?

	Current Agreement	Proposed Acquisition
Revenue	Gilead books all anito-cel revenue	No change
COGS	Gilead & Arcellx evenly split anito-cel manufacturing costs Gilead includes U.S. net profit share, ex-U.S. royalty payments, and downstream commercial milestones to Arcellx in COGS	As incurred by Gilead/Kite
Opex	Gilead and Arcellx evenly split operating expenses	As incurred by Gilead/Kite
Net Profit	Gilead records 50% of net profit in U.S. and net profit ex-U.S. excluding low- to mid-teens % royalties to Arcellx	Gilead records 100% of net profit (no profit share or royalties)
Milestones	Gilead to pay performance-based development and regulatory milestone payments of up to $1.5 billion related to CART-ddBCMA with further commercial milestone payments depending on whether Arcellx opts in to co-promote the future products	Removes up to $1.5B of potential development and regulatory milestones

Q. What do you think peak sales will be for 4L+?  For 2L+?

•	We have not commented on our peak sales assumptions.

•	According to the 10 Gilead coverage analysts that model anito-cel, consensus revenue expectations ramp to approximately $2.5B in 2035 (the last year included in our consensus model). We believe this estimate considerably understates the opportunity.

Q. Beyond anito-cel, what other pipeline programs is Arcellx exploring?

•	Arcellx’s pipeline includes Phase 1 clinical programs for acute myeloid leukemia and myasthenia gravis as well as preclinical programs for hepatocellular carcinoma and small cell lung cancer.

Q. How does Gilead propose to finance this acquisition?

•	We are using cash to finance this acquisition.

Q. How would the acquisition impact Gilead’s FY26 operating expense and EPS guidance?

•	As noted above (and excluding transaction-related IPR&D), we expect the transaction to be modestly dilutive in 2026. We will share more following close of the transaction.

Q. How many Arcellx employees are there and where are they located?  Will there be any changes for existing Arcellx employees?

•	Arcellx has ~200 employees in Redwood City, CA and Rockville, MD. Until the transaction closes, there are no changes to day-to-day operations, roles, or responsibilities at either company. Integration planning will occur in due course.

Q. What is required to close the transaction?

•	Under the terms of the merger agreement, a wholly-owned subsidiary of Gilead will commence a tender offer to acquire all of the outstanding shares of Arcellx’s common stock that Gilead does not already own. The acquisition is expected to close following the satisfaction or waiver of customary closing conditions, including the tender of a number of shares of Arcellx’s common stock that, together with shares already owned by Gilead, equals at least a majority of the then-outstanding Arcellx shares, the receipt of regulatory approvals and other customary offer conditions.

Q. What are potential areas of differentiation for anito-cel?

•	Anito-cel's small/unique D-Domain within an optimized construct is expected to enable high CAR expression with improved target engagement and have a fast “off rate” without prolonged inflammation.

•	We believe this has translated into the potentially differentiated safety profile seen in the Phase 1 and Phase 2 (iMMagine-1) trials. Notably, there have been no delayed neurotoxicities, including no Parkinsonism, no cranial nerve palsies, no Guillain-Barré syndrome, and no immune effector cell-associated enterocolitis observed with anito-cel to date.

•	The results from iMMagine-1 further reinforce our belief that anito-cel has the potential to be the best therapeutic option in 4L+ R/R MM, and we are excited by the opportunity to combine this with Kite’s world leading manufacturing, clinical, and commercial capabilities.

Anito-cel Phase 2 iMMagine-1 in 4L+ R/R Mulitple Myeloma Datacuts

	iMMagine-1				CARTITUDE-1
	ASH 2024 Abs	ASH 2024 Oral	EHA 2025 Oral	ASH 2025 Oral	Lancet 2021
Data Cutoff	June 1, 2024	Oct. 31, 2024	May 1, 2025	Oct. 7, 2025

Program	Anito-cel				Carvykti
Efficacy evaluable, n	58	86	117	117	97
Median follow-up, months	10.3	9.5	12.6	15.9	12.4
ORR	95%	97%	97%	96%	97%
CR/sCR	62%	62%	68%	74%	67%
MRD negativity	92%	93%	93%	95%	93%
mPFS	NR	NR	NR	NR	NR
6-mo. PFS	90%	93%	92%	93%	-
12-mo. PFS	-	79%	79%	82%	77%
18-mo. PFS	-	-	66%	67%	-
24-mo. PFS	-	-	-	62%	-
mOS	NR	NR	NR	NR	NR
6-mo. OS	95%	97%	97%	96%	-
12-mo. OS	-	97%	95%	94%	89%
18-mo. OS	-	-	-	88%	-
24-mo. OS	-	-	-	83%	-
Safety evaluable, n	58	98	117	117	97
CRS, Grade ≥3, n (%)	1 (2)%	1 (1)%	1 (1)%	1 (1)%	5 (5)%
ICANS, Grade ≥3, n (%)	1 (2)%	1 (1)%	1 (1)%	1 (1)%	2 (2)%

CRS – cytokine release syndrome, mPFS – Median progression-free survival, mOS – Median overall survival, NR – not reached, MRD – minimal residual disease, ORR – Overall response rate, (s)CR – (Stringent) complete response.

Please feel free to reach out with any additional questions.

Jacquie

Jacquie Ross, CFA

SVP, Treasurer & Head of IR

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GILEAD SCIENCES TO ACQUIRE ARCELLX TO MAXIMIZE LONG-TERM POTENTIAL OF ANITO-CEL

Builds on Successful 2022 Collaboration on Anito-cel, a Potentially Transformative Treatment for Patients with Multiple Myeloma –

FDA Accepted Anito-cel BLA for the Treatment of Adult Patients with Relapsed/Refractory Multiple Myeloma –

Provides Gilead with Full Control of Anito-cel, Accelerating Development and Commercialization while Eliminating Profit-Share, Milestones, and Royalties –

FOSTER CITY, Calif. & REDWOOD CITY, Calif. – February 23, 2026 – Gilead Sciences, Inc. (Nasdaq: GILD) today announced that it has entered into a definitive agreement to acquire Arcellx (Nasdaq: ACLX) for $115 per share in cash at closing and one contingent value right of $5 per share, which represents an implied equity value of $7.8 billion payable at closing. Arcellx is a biotechnology company focused on delivering a new class of innovative immunotherapies for patients with cancer and other incurable diseases.

Kite, a Gilead company, and Arcellx have an existing collaboration to co-develop and co-commercialize Arcellx’s lead pipeline candidate, anitocabtagene autoleucel (anito-cel), an investigational BCMA-directed CAR T-cell therapy for patients with multiple myeloma. Despite advancements in treatment, many patients with multiple myeloma eventually relapse and require additional lines of therapy. As disease progresses, patients often experience diminishing responses, increasing toxicity and fewer viable options, especially those who are heavily pretreated or unable to tolerate existing therapies.

In clinical studies to date, anito-cel has demonstrated deep and durable responses with a predictable and manageable safety profile, addressing key challenges associated with current CAR T-cell therapies in multiple myeloma.

The BLA for anito-cel as a fourth-line treatment for patients with relapsed or refractory multiple myeloma is supported by results from the Phase 1 study (NCT04155749) and the pivotal Phase 2 iMMagine1 study (NCT05396885) and has been accepted by the U.S. Food and Drug Administration with an anticipated Prescription Drug User Fee Act (PDUFA) action date of December 23, 2026.

“This agreement reflects our conviction in the potential of anito-cel and our intention to move with speed so we can make the most of that potential for patients with multiple myeloma,” said Daniel O’Day, Chairman and Chief Executive Officer, Gilead Sciences. "Beyond the potential launch this year, anito-cel could become a foundational treatment for multiple myeloma over time, including earlier lines of therapy. In addition, the anito-cel D-domain BCMA binder could be important to our work in in vivo cell therapy, further strengthening our potential in oncology and inflammation.”

In addition to anito-cel, Arcellx’s D-Domain CAR technology platform has generated proprietary, target-binding domains with improved specificity and enhanced binding affinity that could potentially be used for next-generation CAR T-cell and bispecific therapies. There is potential to leverage the D-domain BCMA binder in vivo cell therapy efforts.

“The story of Arcellx is one of innovation, passion, resilience and teamwork. I could not be prouder of our team, our contribution to the myeloma field, and the impact anito-cel and our D-Domain platform are poised to have for patients and clinicians,” said Rami Elghandour, Chairman and Chief Executive Officer, Arcellx. “We are fortunate to have found a world-class partner in Gilead, which has the expertise to carry forward Arcellx’s legacy. Kite is well-positioned to maximize access to anito-cel, benefiting more patients, and the company’s commitment to be the leader in cell therapy is one I admire. I’m grateful to our Board of Directors for this opportunity, our shareholders who supported our journey, our partners who believed in us, the patients and physicians who participated in our studies, and most of all, our team members who did the impossible and left an indelible mark on the future of medicine.”

Terms of the Transaction

The transaction was approved by both the Gilead and Arcellx Boards of Directors and is anticipated to close during the second quarter of 2026, subject to the satisfaction or waiver of customary closing conditions, including the tender of a number of shares of Arcellx common stock that, together with shares already owned by Gilead, equals at least a majority of the then-outstanding Arcellx shares, the receipt of regulatory approvals and other customary offer conditions. Gilead currently owns approximately 11.5 percent of Arcellx’s outstanding common stock.

Under the terms of the merger agreement entered into in connection with the transaction, a wholly-owned subsidiary of Gilead will commence a tender offer to acquire all of the outstanding shares of Arcellx’s common stock that Gilead does not already own for an offer price of (1) $115 per share in cash, which represents a 68 percent premium to Arcellx’s 30-day volume-weighted average share price as of February 20, 2026, plus (2) one non-transferable contingent value right (CVR) that entitles the holder to receive an additional $5 per CVR upon the achievement of cumulative global net sales of anito-cel of at least $6.0 billion from launch through year-end 2029. If the tender offer is successfully completed, Gilead will acquire all remaining shares of Arcellx not tendered in the offer through a second step merger for the same consideration as is paid in the tender offer. 3

Upon FDA approval of anito-cel, the proposed transaction is expected to be accretive to earnings per share in 2028 and thereafter.

BofA Securities, Inc. and Morgan Stanley & Co. LLC are acting as financial advisors to Gilead. Ropes & Gray LLP is serving as legal counsel to Gilead. Centerview Partners LLC is acting as exclusive financial advisor to Arcellx. Wilson Sonsini Goodrich & Rosati, P.C. is serving as legal counsel to Arcellx.

About Arcellx

Arcellx, Inc. is a clinical-stage biotechnology company focused on delivering a new class of innovative immunotherapies for patients with cancer and other incurable diseases. Arcellx believes that cell therapies are one of the forward pillars of medicine, and its mission is to advance humanity by developing novel therapies that are safer, more effective, and more broadly accessible.

About Gilead Sciences

Gilead Sciences, Inc. is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. The company is committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, COVID-19, and cancer. In 2025, Gilead announced a planned $32 billion investment to further strengthen its U.S. footprint to power the next era of discovery, job creation and public health preparedness – while continuing to invest globally to ensure patients everywhere benefit from its scientific innovation. Gilead operates in more than 35 countries worldwide, with headquarters in Foster City, Calif.

Forward-Looking Statements

This communication contains forward-looking statements related to Gilead, Arcellx and the acquisition of Arcellx by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Gilead and Arcellx and members of their respective senior management teams. In some cases, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “seek,” “may,” “plan,” “project,” “should,” “target,” “will,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, without limitation, statements regarding the transaction and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the timing of the expected commercial launch of anito-cel and Gilead’s ability to streamline preparation for launch the potential efficacy and safety profile of anito-cel; the potential for anito-cel to become a best-in-class therapy for multiple myeloma; regulatory applications and related timelines, including the PDUFA date for anito-cel’s BLA; the potential of Arcellx’ cell therapy platform; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability satisfy the various closing conditions and complete the transaction; the expectation that the transaction will be accretive to Gilead following FDA approval of anito-cel in the future; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Arcellx’ stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the risk that, if the transaction is consummated, the businesses will not be integrated successfully and that other anticipated benefits from the transaction will not be realized; any negative effects on the existing collaboration between Arcellx and Gilead that may result from the announcement of a transaction, or the failure to complete the transaction; the risk that the milestone associated with the CVR may not be achieved and that holders of CVRs may not receive payments in respect thereof; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Arcellx and the Schedule TO and related tender offer documents to be filed by Gilead and Ravens Sub, Inc., a wholly owned subsidiary of Gilead. All forward-looking statements are based on information currently available to Gilead, and Gilead assume no obligation and disclaim any intent to update any such forward-looking statements.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Arcellx, nor is it a substitute for any tender offer materials that Gilead, Ravens Sub, Inc. or Arcellx will file with the SEC. A solicitation and an offer to buy securities of Arcellx will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the SEC. At the time the tender offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the SEC, and Arcellx will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. ARCELLX’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of Arcellx at no expense to them. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Gilead or Arcellx. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, by phone at 1-800-GILEAD-5 or 1-650-574-3000, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement on Schedule TO. Investors and security holders of Arcellx may also obtain, free of charge, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that the Company has filed with or furnished to the SEC under the “Financials” section of Arcellx’ website at https://ir.arcellx.com/financials/sec-filings/default.aspx.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Arcellx file annual, quarterly and current reports, proxy statements and other information with the SEC. Gilead’s and Arcellx’ filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.